SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

BRASKEM S.A. (“BRASKEM”), in compliance with the provisions of CVM Ruling Nº 358/02 , hereby announces to its shareholders and the market that, in a decision handed down on July 9, 2008, the Brazilian Anti-Trust Board (CADE) approved the transaction consisting of the acquisition of the petrochemical assets of the Ipiranga Group by BRASKEM and Petróleo Brasileiro S.A. - PETROBRAS. The only recommendation mentioned by this Board was the adjustment of the Non-Competition Clause for sellers, being limited to the markets on which they operate.

Through this same decision, the Brazilian Anti-Trust Board also expressed its approval of the Investment Agreement through which PETROBRAS transfers to BRASKEM its minority interests in Copesul – Companhia Petroquímica do Sul, Ipiranga Petroquímica S.A., Ipiranga Química S.A. and Petroquímica Paulínia S.A.

The acquisition of the petrochemical assets of the Ipiranga Group and the Investment Agreement signed by BRASKEM and PETROBRAS had already received favorable opinion from the Economic Monitoring Office of Ministry of Justice (SEAE), the Economic Law Office (SDE), the Prosecutor’s Office of the Anti-Trust Board (CADE) and the Federal Department of Justice.

With this decision handed down by Brazil’s Anti-Trust Board (CADE), there are no further constraints on the take-over and management by BRASKEM of the petrochemical assets acquired from the Ipiranga Group.

São Paulo, July 10, 2008.

Carlos José Fadigas de Souza Filho
Investor Relations and Financial Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.